EXHIBIT 11

MIDSOUTH BANCORP, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE (Unaudited)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

	Third Quarter	Third Quarter	Year-to-Date	Year-to-Date
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003
BASIC
Earnings:
Income applicable to common stock	$1,954,116	$1,734,567	$5,360,431	$4,668,260

Shares:
Weighted average number of common shares outstanding	3,183,057	3,173,579	3,186,058	3,174,972

Earnings per common share:
Income applicable to common stock	$0.61	$0.55	$1.68	$1.47

DILUTED
Earnings:
Net income	$1,954,116	$1,734,567	$5,360,431	$4,668,260

Weighted average number of common shares outstanding	3,183,057	3,173,579	3,186,058	3,174,972
Assuming exercise of options, reduced by the number of shares which could have been purchased with the proceeds from exercise of such options at the average issue price	143,989	151,924	143,339	128,834

Weighted average number of common shares outstanding, as adjusted	3,327,046	3,325,503	3,329,397	3,303,806

Fully diluted earnings per common share	$0.59	$0.52	$1.61	$1.41